United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-34228	CUSIP Number Y2693R 101
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2010
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

GENERAL MARITIME CORPORATION
Full Name of Registrant

Former Name if Applicable
299 Park Avenue, 2nd Floor
Address of Principal Executive Office (Street and Number)
New York, NY 10171
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

General Maritime Corporation (the “Company”) is seeking additional liquidity through potential restructurings or refinancings of its existing credit facilities and/or issuances of debt or equity. The Company has been engaged in ongoing discussions with prospective lenders and investors which have not yet concluded. The Company’s Board of Directors has established a committee comprised of independent directors to oversee these potential financing transactions as Peter C. Georgiopoulos, the Company’s Chairman, may have an economic interest in the counterparty to such a financing transaction.

The Company may also consider future vessels sales, additional debt or equity offerings, seeking waivers or extensions of its obligations under its existing credit facilities and other options. There can be no assurance that the Company will be able to successfully complete any of these transactions, or that doing so will be sufficient for the Company to meet its liquidity needs.

As a result of Company’s pursuit of these initiatives, the Company is not able to complete the preparation, review and filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (“Form 10-K”) within the prescribed time period without unreasonable effort and expense. The Company expects to file its Form 10-K on or before March 31, 2011.

Depending on the results of its efforts with respect to these liquidity matters, the Company believes that the Form 10-K may include going concern uncertainty disclosure.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Jeffrey D. Pribor	(212)	763-5600
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The Company expects to report the following results of operations for the year ended December 31, 2010. Voyage revenues are expected to increase to approximately $387 million for the year ended December 31, 2010 compared to $350.5 million for the prior year. Excluding the losses on impairment of vessels and goodwill impairment for the years ended December 31, 2010 and 2009 discussed below, the Company expects its net loss for the year ended December 31, 2010 to be approximately $89 million compared to net income of $28.9 million during the prior year. Management believes that this measure enhances the understanding of the effect of net loss on the Company’s liquidity.

  Voyage expenses are expected to increase to approximately $151 million for the year ended December 31, 2010 compared to $58.9 million for the prior year. For the year ended December 31, 2010, the Company expects to record a loss on impairment of vessels of approximately $100 million, for which there was no comparable loss in the prior year. For the year ended December 31, 2010, the Company expects to record a loss on impairment of goodwill of approximately $28 million compared to $40.9 million for the prior year. The foregoing items are expected to be included in operating (loss) income and are expected to be the primary causes of the change in operating (loss) income for the year ended December 31, 2010 as compared to the prior year. For the year ended December 31, 2010, the Company expects to report an operating loss of approximately $133 million compared to operating income of $24.8 million for the prior year. Additionally, the Company’s net interest expense is expected to increase to approximately $82 million for the year ended December 31, 2010 compared to $37.3 million for the prior year. As a result, the Company’s net loss is expected to increase to approximately $217 million for the year ended December 31, 2010 compared to a net loss of $12.0 million during the prior year.

  The foregoing information is based on the Company’s preliminary estimates of its results of operations for 2010 and anticipated changes from the prior year. The Company’s estimates are subject to change, and actual results may differ significantly from these estimates.

GENERAL MARITIME CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-16-2011	By /s/	Jeffrey D. Pribor	Title:	Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).